UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13D


       Under the Securities Exchange Act of 1934
                   (Amendment No. 4)



           John B. Sanfilippo & Son, Inc.
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                 (Name of issuer)


            Common Stock, par value $.01
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           (Title of class of securities)


                     800422 10 7
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                    CUSIP number)


                 Timothy R. Donovan
 Jenner & Block,  One IBM Plaza,  Chicago, IL 60611
                   (312) 222-9350
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(Name, Address and telephone number of person authorized to receive notices and communications)


          Not applicable, voluntary filing.
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     (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






                              SCHEDULE 13D
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CUSIP No.   800422 10 7    |              |                                  |
- ---------------------------|--------------|----------------------------------|
1 |NAME OF REPORTING PERSON                                                  |
  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         |
  |Jasper B. Sanfilippo                                                      |
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2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]          |
  |                                                        (b) [  ]          |
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3 |SEC USE ONLY                                                              |
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4 |SOURCE OF FUNDS*                                                          |
  |Not applicable.                                                           |
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5 |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS|
  |2(d) or 2(e)  [  ]                                                        |
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6 |CITIZENSHIP OR PLACE OF ORGANIZATION                                      |
  |United States of America                                                  |
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   NUMBER OF  |   7 |SOLE VOTING POWER                                       |
    SHARES    |     |   1,554,776 (includes (a) 1,360,731 shares of Class A  |
 BENEFICIALLY |     |Common Stock, $.01 par value per share, held directly by|
   OWNED BY   |     |Mr. Sanfilippo,(b) 163,045 shares of such Class A Common|
     EACH     |     |Stock held by Mr. Sanfilippo as trustee, and (c) 31,000 |
  REPORTING   |     |shares of Common Stock held directly by Mr. Sanfilippo. |
    PERSON    |     |The Class A Common Stock may be converted into an equal |
     WITH     |     |number of shares of Common Stock at any time either     |
              |     |(i) automatically upon the occurrence of certain        |
              |     |events, or (ii) upon the holder's election.             |
              |--------------------------------------------------------------|
              |   8 |SHARED VOTING POWER                                     |
              |     |  -0-                                                   |
              |--------------------------------------------------------------|
              |   9 |SOLE DISPOSITIVE POWER                                  |
              |     |   1,554,776                                            |
              |--------------------------------------------------------------|
              |  10 |SHARED DISPOSITIVE POWER                                |
              |     |     -0-                                                |
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11|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              |
  |                     1,554,776                                            |
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12|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]|
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13|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        |
  |                    17.2%                                                 |
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14|TYPE OF REPORTING PERSON*                                                 |
  |                   IN                                                     |
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         *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is not required to be filed pursuant to Rule 13d-2. Rather this Amendment No. 4 is being filed voluntarily by Mr. Jasper B. Sanfilippo ("Mr. Sanfilippo") to, as more fully disclosed in Items 4, 5 and 6 below, as applicable, (i) report the sale by Mr. Sanfilippo of 25,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of John B. Sanfilippo & Son, Inc. ("JBSS") on November 9, 1995,
(ii) report the sale by Mr. Sanfilippo of 25,000 shares of Common Stock of JBSS on May 9, 1996, (iii) report the transfer by Mr. Sanfilippo of 24,500 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") to his wife, Mrs. Sanfilippo, on August 15, 1996, and (iv) report certain changes in the terms of certain loans made to, and previously reported by, Mr. Sanfilippo in respect of which certain of the shares of Common Stock (including shares of Class A Common Stock) reported as beneficially owned by Mr.
Sanfilippo have been pledged as collateral security.

Item 1.   Security and Issuer
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     This statement relates to the Common Stock of JBSS, whose principal executive offices are located at 2299 Busse Road, Elk Grove Village, Illinois 60007.

Item 2.   Identity and Background
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     Mr. Sanfilippo's principal occupation is that of Chairman of the Board and Chief Executive Officer of JBSS. He is a citizen of the United States, and his business address and the address where his principal occupation is carried on is c/o John B. Sanfilippo & Son, Inc., 2299 Busse Road, Elk Grove Village, Illinois 60007.

     During the last five years, Mr. Sanfilippo has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration
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     Not applicable.

Item 4.   Purpose of Transaction
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     Except as described in this Amendment No. 4, Mr. Sanfilippo has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;
            however,

     (i) On December 10, 1991, JBSS underwent a recapitalization pursuant to a Restated Certificate of Incorporation (the "Restated Certificate"). Pursuant to the Restated Certificate, JBSS was recapitalized so that each previously outstanding share of JBSS's
            Class A Common Stock and Class B Common
            Stock was split on a 407.61 for 1 basis and converted into either Common Stock or Class
            A Common Stock as follows: (A) each share of Class A Common and Class B Common
            Stock held by stockholders listed on pages 2 and 3 of the Restated Certificate was automatically converted into one share of Class A Common Stock; and (B) each share of Class B Common Stock owned by stockholders other than the stockholders listed on pages 2 and 3 of the Restated Certificate was automatically converted into one share of the Common Stock. Pursuant to the Restated Certificate and the recapitalization provided for therein, Mr. Sanfilippo, at that time, acquired 1,628,526 shares of Class A Common Stock, including 163,045 shares of Class A Common
            Stock held by Mr. Sanfilippo as trustee of certain trusts (the Trusts ), the beneficiaries of which are his children. The Trust Agreements were filed as Exhibits 2 through 6 inclusive with the original Schedule
            13D filed by Mr. Sanfilippo and are
            incorporated herein by reference.  Mr.
            Sanfilippo currently holds 1,554,776 shares of Common Stock. The 1,554,776 shares of
            Common Stock held by Mr. Sanfilippo include
            (A) 1,360,731 shares of Class A Common
            Stock held directly by Mr. Sanfilippo, (B)
            163,045 shares of Class A Common Stock
            held by Mr. Sanfilippo as trustee of the Trusts, the beneficiaries of which are his children, and
            (C) 31,000 shares of Common Stock held
            directly by Mr. Sanfilippo. Mr. Sanfilippo is not a beneficiary of any of the Trusts. Each record holder of Class A Common Stock is entitled at any time to convert any or all of the shares of such holder's Class A Common Stock into an equal number of shares of Common Stock. Because the shares of Class A Common Stock may be converted into Common Stock at any time, Mr. Sanfilippo is deemed to be the beneficial owner of 1,554,776 shares of Common Stock.

     (ii)   In May 1995, JBSS adopted the 1995 Equity
            Incentive Plan (the "Equity Incentive Plan"), effective as of March 1, 1995. The Equity
            Incentive Plan is administered by a Stock
            Option Plan Committee composed of Mr.
            Sanfilippo and Mathias A. Valentine, who are not participants in the Equity Incentive Plan.
            Options may be granted to any key employee of JBSS or any member of JBSS's Board of Directors who is not a member of the Stock
            Option Plan Committee.  The aggregate
            maximum number of shares of Common Stock available for awards under the Equity Incentive
            Plan is 200,000 shares, subject to
            adjustments reflecting changes in JBSS's capitalization. The Equity Incentive Plan is filed as Exhibit B herewith and is incorporated herein by reference.

     (iii)  Mr. Sanfilippo has pledged a total of 1,346,231
            shares of Class A Common Stock to American
            National Bank and Trust Company of Chicago
            ("ANB") and to Donaldson, Lufkin &
            Jenrette Securities Corporation ("DLJ").  Mr.
            Sanfilippo has, as of the date hereof, pledged
            a total of 1,277,481 shares of Class A
            Common Stock to ANB pursuant to (A) a loan
            commitment dated October 12, 1993 by ANB
            to Mr. Sanfilippo (the  Loan Commitment )
            and (B) an Installment Note dated September
            6, 1995 (the  Second Installment Note ),
            which together constitute a loan arrangement
            between Mr. Sanfilippo and ANB (the "ANB
            Loan Agreement"). The Second Installment
            Note replaces an installment note executed
            shortly after the Loan Commitment  by Mr.
            Sanfilippo in favor of ANB.   ANB is entitled,
            upon a default by Mr. Sanfilippo under the ANB Loan Agreement, to sell the shares of Class A Common Stock pledged to it by Mr.
            Sanfilippo in order to satisfy Mr. Sanfilippo's loan obligations. In addition, Mr. Sanfilippo, and his wife, Mrs. Sanfilippo, on or around
            December 11, 1992, have entered into a
            Customer Agreement (the "DLJ Customer
            Agreement") in connection with a joint margin account established at that time by Mr.
            Sanfilippo and Mrs. Sanfilippo with DLJ.  Mr.
            Sanfilippo initially pledged a total of 58,750 shares of Class A Common Stock to DLJ. As of the date hereof, Mr. Sanfilippo has pledged a total of 68,750 shares of Class A Common
            Stock to DLJ. DLJ is entitled, upon a default by Mr. Sanfilippo or Mrs. Sanfilippo under the DLJ Customer Agreement or associated joint margin account, to sell the shares of Class A
            Common Stock pledged to it by Mr. Sanfilippo in order to satisfy their obligations.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

     (d) Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board; however, effective August 1, 1996, Mr. Larry D. Ray resigned from the
            Board of Directors (and as an officer) of JBSS in order to accept employment with another company. The Board of Directors of JBSS has not decided on how to proceed with respect to the vacancy.

     (e) Any material change in the present capitalization or dividend policy of JBSS;

     (f) Any other material change in JBSS's business or corporate structure;

     (g) Changes in JBSS's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

     (h) Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section
            12(g)(4) of the Securities Exchange Act of 1934; or

     (j)    Any action similar to any of those enumerated above.

     The possible activities of Mr. Sanfilippo are subject to change at any time, and there can be no assurance that Mr. Sanfilippo will actually convert his Class A Common Stock of JBSS to Common Stock of JBSS pursuant to the Restated Certificate or otherwise take or refrain from taking any other actions. Mr. Sanfilippo reserves the right to, among other things, purchase or dispose of shares of Class A Common Stock or Common Stock and/or other securities of JBSS.

     The summaries contained herein of the Restated Certificate, the respective Trust Agreements and the Equity Incentive Plan are qualified in their entirety by the provisions of such documents as filed with the Securities and Exchange Commission and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer
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     (a)    Mr. Sanfilippo is the beneficial owner (as that term is
            defined in Rule 13d-3 under the Securities Exchange
            Act of 1934) of 1,554,776 shares of Common Stock, which constitute approximately 17.2% percent of the outstanding shares of Common Stock, based on the number of shares outstanding (not including treasury shares) as of March 15, 1996 as reported in JBSS's
            Annual Report on Form 10-K for the fiscal year ended
            December 31, 1995.  The 1,554,776 shares of
            Common Stock reported above include (A) 1,360,731 shares of Class A Common Stock held directly by Mr.
            Sanfilippo, (B) 163,045 shares of Class A Common
            Stock held by Mr. Sanfilippo as trustee of the Trusts, the beneficiaries of which are his children (Mr. Sanfilippo is not a beneficiary of any of the Trusts.), and (C)
            31,000 shares of Common Stock held directly by Mr.
            Sanfilippo.

            The beneficial ownership of Mr. Sanfilippo, described in the immediately preceding paragraph, excludes
            922,872 shares of Common Stock that Mr. Sanfilippo's wife, Mrs. Sanfilippo, beneficially owns, of which Mr. Sanfilippo disclaims beneficial ownership. The 922,872 shares of Common Stock held by Mrs. Sanfilippo include
            (A) 24,500 shares of Class A Common Stock held directly by Mrs. Sanfilippo, (B) 890,220 shares of Class A Common
            Stock held by Mrs. Sanfilippo as trustee of certain trusts, the beneficiaries of which are her children (Mrs.
            Sanfilippo is not a beneficiary of any of the trusts), and
            (C) 8,152 shares of Common Stock held directly by Mrs. Sanfilippo.

     (b) Mr. Sanfilippo has the sole power to vote or direct the vote and to dispose or direct the disposition of the 1,554,776 shares of Common Stock of which he is the beneficial owner.

     (c)    Mr. Sanfilippo has sold 50,000 shares of Common
            Stock on the Nasdaq National Market System since the date of his Amendment No. 3 to Schedule 13D. The following table sets forth the date of each sale, the number of shares sold and the price per share.

              Date           Number of Shares        Price Per Share
            -------          ----------------        ---------------
            11/9/95               25,000                  $9.75
            5/9/96                25,000                  $7.00


            In addition, on August 15, 1996, Mr. Sanfilippo transferred, by gift, 24,500 shares of Class A Common Stock to his wife, Mrs. Sanfilippo.

     (d) Pursuant to the Trusts referred to in Item 4, of which Mr. Sanfilippo is trustee, the beneficiaries of the respective Trusts may receive dividends from, or the proceeds from the sale of, that portion of the securities reported herein which are property of the respective Trusts.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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     (a)    Pursuant to the Restated Certificate, among other things:

     (i) With respect to all matters other than the election of directors or matters for which class voting is required by law, the holders of Common Stock and the holders of Class A
            Common Stock will vote together as a single class and the holders of Common Stock will be entitled to one vote per share of Common
            Stock and the holders of Class A Common
            Stock will be entitled to ten votes per share of Class A Common Stock

     (ii) Each record holder of Class A Common Stock is entitled at any time to convert any or all of the shares of such Class A Common Stock into an equal number of shares of Common
            Stock;

     (iii) Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Common Stock, other than a "Permitted Transfer" as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Common
            Stock will be automatically converted into an equal number of shares of Common Stock;

     (iv)   All outstanding shares of Class A Common
            Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Common Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.

     (b) Mr. Sanfilippo, as trustee of each of the five Trusts, has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition, of the 163,045 shares of Class A Common Stock held in aggregate by the Trusts. The following table more specifically describes each Trust by identifying the name of the Trust, the grantor and the beneficiary of the Trust (which, with respect to a particular Trust, are the same person), and the number of shares of Class A Common Stock held by each Trust. Mr. Sanfilippo is the father of the beneficiary under each Trust.


                                                                      Number
           Trust                          Grantor and Beneficiary    of Shares
     -----------------------------------  -----------------------    ---------

     James J. Sanfilippo Trust            James J. Sanfilippo         32,609
     Agreement, dated September 26, 1991

     Jasper B. Sanfilippo Trust           Jasper B. Sanfilippo        32,609
     Agreement, dated September 23, 1991

     Lisa Ann Sanfilippo Trust            Lisa Ann Sanfilippo         32,609
     Agreement, dated October 4, 1991

     Jeffrey T. Sanfilippo Trust          Jeffrey T. Sanfilippo       32,609
     Agreement, dated October 7, 1991

     John E. Sanfilippo Trust             John E. Sanfilippo          32,609
     Agreement, dated October 2, 1991

            The beneficiary under each Trust is paid the income of the Trust, including that derived from shares of Class A
            Common Stock, and so much of the principal of the Trust, including shares of Class A Common Stock, as Mr. Sanfilippo, as trustee, determines to be required or advisable, based on certain criteria. The beneficiary under each Trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective Trust Agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.

     (c) On September 6, 1995, the original installment note under the ANB Loan Agreement was repaid and replaced by the Second Installment Note. Mr.
            Sanfilippo borrowed $5,026,000.01 under the terms of the Second Installment Note, repayable in two payments of $66,000.00 (due on October 15, 1995 and
            January 15, 1996) and two payments of $135,000.00
            (due on April 15, 1996 and July 15, 1996), with a final installment of the remaining balance due on July 31, 1996. Mr. Sanfilippo is current with his payments. The lender has agreed to refinance the remaining balance with a replacement installment note. Mr. Sanfilippo is currently waiting for the lender to forward to him the necessary paperwork. Interest on the Second Installment Note is equal to ANB's prime rate plus one percent, computed on the basis of a 360-day year and actual days elapsed. The collateral under the Second Installment Note consisted of 1,277,481 shares of Class A Common Stock pledged by Mr. Sanfilippo. Collateral pledged under the Second Installment Note secures, pursuant to the terms thereof, prompt payment and performance of Mr. Sanfilippo under the Second Installment Note and under any other agreement, instrument or document previously, contemporaneously or subsequently delivered by Mr. Sanfilippo to ANB.

     The foregoing brief summary of the Restated Certificate, the respective Trust Agreements, and the Second Installment Note does not purport to be complete and it is qualified in its entirety by the terms and conditions set forth in the Restated Certificate, the respective Trust Agreements, and the Second Installment Note which are filed as Exhibits with the Securities and Exchange Commission and are incorporated herein by reference.


Item 7.   Material to Be Filed as Exhibits
- ------------------------------------------

     (A)    Installment Note, dated September 6, 1995, payable to
            ANB, made by Mr. Sanfilippo in the principal face amount of $5,026,000.01.

     (B)    The John B. Sanfilippo & Son, Inc. 1995 Equity
            Incentive Plan.

Signature
- ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     September 13, 1996                  /s/ Jasper B. Sanfilippo
     ------------------                  ------------------------
     Date                                Jasper B. Sanfilippo